PJT PARTNERS INC.

280 Park Avenue

New York, New York 10177

December 21, 2016

VIA EDGAR

Re:	Acceleration Request for PJT Partners Inc.
Amendment No. 1 to
Registration Statement on Form S-3
File No. 333-214368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William H. Dorton, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PJT Partners Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m. Washington, D.C. time, on December 26, 2016, or as soon as possible thereafter.

We thank you for your assistance in this matter. Please do not hesitate to call our counsel, Joshua Ford Bonnie at Simpson Thacher & Bartlett LLP, at (202) 636-5804 with any questions.

Very truly yours, PJT Partners Inc.

By:	/s/ Salvatore Rappa
	Name:	Salvatore Rappa
	Title:	Managing Director, Corporate Counsel and Corporate Secretary

cc:	Securities and Exchange Commission
Christian Windsor

PJT Partners Inc.
James W. Cuminale

Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie